PATHWARD FINANCIAL, INC.

5501 South Broadband Lane

Sioux Falls, South Dakota 57108

January 18, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Stickel

Re:	Pathward Financial, Inc.
Amendment No. 1 to Registration Statement on Form S-4
File No. 333-268731

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Pathward Financial, Inc. (the “Company”) hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Eastern Time, on January 20, 2023, or as soon as practicable thereafter.

We respectfully request that the Company be notified of such effectiveness by a telephone call or email to the Company’s counsel, Gregory F. Parisi of Troutman Pepper Hamilton Sanders LLP, who can be reached at (202) 274-1933 or gregory.parisi@troutman.com and that such effectiveness also be confirmed to the Company in writing. If you have any questions regarding this request, please contact Gregory Parisi.

Respectfully,

PATHWARD FINANCIAL, INC.

By:	/s/ Brett L. Pharr
Name: Brett L. Pharr
Title: Chief Executive Officer

cc:	Gregory F. Parisi, Troutman Pepper Hamilton Sanders LLP